

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 6, 2006

Mr. Thomas W. Trexler
Executive VP and CFO
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

> **RE: Form 10-K for the fiscal year ended November 5, 2005**
> **Form 10-Q for the quarter ended February 4, 2006**
> **File No. 0-6506**

Dear Mr. Trexler:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 5, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note your customer deposits decreased by approximately $363,000 from November 6, 2004 to November 5, 2005. Expand Management's Discussion and Analysis to include a discussion of the underlying cause(s) for this decrease. Specifically address whether this decrease is related to your backlog of homes ordered and if so what is the underlying cause for this decrease. Please also address whether this is a trend that you believe will continue.

Results of Operations, page 15

2. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.

3. Please disclose the results of operations of Mountain Financial, Inc. within your MD&A. Address any material commitments or contingencies related to these operations.

4. Please further discuss the business reasons for the changes between periods in net sales and gross profit. In doing so, please discuss the amount of each significant change in line items between periods that are due to quantity of homes sold and changes in the price of homes sold. Also, discuss the impact on net sales and gross profit due to possible margin differences between retail sales and independent dealer sales. In addition, please address any changes in your product mix that had an impact on your net sales and gross profit. Please show us what your revised MD&A for fiscal year 2005 as compared to fiscal year 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

5. Within your discussion of Majestic 21 you indicate that "The Company believes that its historical loss experience has been favorably impacted by its ability to resell foreclosed/repossessed units through its network of retail sales centers." It is unclear to us how this disclosure relates to your joint venture agreement with 21st Century Mortgage Corporation. Please tell us supplementally and revise your disclosures to indicate whether you have any repurchase agreements underlying this joint venture agreement.

Item 9A – Controls and Procedures, page 19

6. Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003.

7. We note that you define disclosure controls and procedures as those controls and procedures that are effective for alerting you on a timely basis to material information required to be included in your reports. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

8. Your disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Exhibit 13 – Financial Statements

Note 1 – Reporting Entity and Significant Accounting Polices, page 5

Revenue Recognition, page 5

9. Please disclose all revenue recognition policies with respect to retail sales. Your current disclosure covers your revenue recognition policy "for the majority of retail sales." Please also disclose any other revenue recognition policies that you may have, including your policy covering services provided by Mountain Financial, Inc.

10. Two of your criteria for recognizing revenue for retail sales are receipt of a down payment and funds having been deposited in your bank account. Please expand upon how these two criteria are different from each other.

Note 2 – Investments, page 10

11. Debt securities that have been classified as cash equivalents should not be identified as an investment. The amounts presented in this footnote should agree to your investments balances presented on the face of your balance sheet.

Note 3 – Related Party Transactions, page 12

12. You disclose in your prior Form 10-K that "Upon adoption of FIN 46R, the Company has concluded that its equity investments do not require consolidation as either they are not VIE's, or in the event that they are VIE's, the Company is not the primary beneficiary. The VIE's identified do not involve any material exposure to the Company." Please provide us the analysis you performed with regard to your investment in Majestic 21. Tell us supplementally and expand your disclosures to clarify whether you identified Majestic 21 as a VIE. Address the specific terms of this agreement and indicate why such terms do not result in a determination that consolidation is required.

13. Please tell us supplementally and expand your disclosures to indicate how you are accounting for your finance revenue sharing agreement with Majestic 21. Tell us the amount of revenues recognized to date and how they are reflected in your income statement. Also tell us what consideration you gave to FIN 46(R).

Note 8 – Accrued Expenses and Other Current Liabilities, page 14

14. Tell us supplementally and disclose your accounting policy for home set up costs. Tell us why it is necessary to accrue home set up costs given your revenue recognition policy of not recognizing revenue until the home is delivered and set up at the retail home buyer's site.

15. Please tell us in detail the nature of costs included in accrued home setup costs and why such costs increased significantly from November 6, 2004 to November 5, 2005.

Note 14 – Commitments and Contingent Liabilities, page 19

Repurchase Agreements, page 19

16. Disclose the amount of the liability you have recognized, if any, for your
repurchase agreements in accordance with paragraph 13c of FIN 45. If you have
not recognized liabilities in relation to your repurchase agreements, demonstrate
for us and revise your future filings to clarify how you determined the fair value
of your repurchase obligations is zero.

Income Tax Matters, page 19

17. You disclose that the IRS has proposed additional taxes of approximately
$426,000 and $732,000 for fiscal years 2004 and 2003. You also disclose that
"Management intends to vigorously contest the IRS Agent's position.
Accordingly, no accrual has been made in the accompanying consolidated
financial statements for the contested tax adjustments since the ultimate liability,
if any, cannot be reasonably estimated at this time." It is unclear to us what you
are conveying to readers.   Revise your disclosures to clarify whether the criteria
set forth in paragraphs 8(a) and 8(b) of SFAS 5 have been met and if so, how you
determined that no accrual was required. Based on your disclosures, we assume
that your range of loss is $0 to $1,158,000. Please clarify what consideration you
have given to paragraphs 1 through 3 of FIN 14.

Exhibit 31 – Certifications

18. Please delete your reference to "quarterly" in item 3 of your certifications. See
Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys
your responses to our comments and provides any requested information. Detailed
letters greatly facilitate our review. Please file your supplemental response on
EDGAR as a correspondence file. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the
company and its management are in possession of all facts relating to a company's

disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief